Exhibit 3.5

ONE YEAR PROMISSORY NOTE

Date: 5/1/26

Principal Amount: $182,000.00

Parties

Lender: GroEstate I, LLC (“GroEstate”)

Borrower: Amber Cloud, NV (“Amber”)

1.	Principal and Interest

For value received, AMBER promises to pay GroEstate the principal sum of $182,000.00, together with interest thereon at the rate of 10% per annum, payable quarterly in arrears.

2.	Term

This Note shall mature one (1) year from the date hereof (the “Maturity Date”). On the

Maturity Date, all unpaid principal and accrued but unpaid interest shall be immediately due and payable.

3.	Use of Funds

The proceeds of this Note shall be used by Amber solely for the purchase of growing equipment such as lights and greenhouse equipment for Jones Farms.

4.	Conversion

This Note, together with accrued interest, may be incorporated into and converted under a contemplated financing to be provided by GroEstate to Amber for the purchase of growing equipment and/or working capital purposes, upon terms mutually acceptable to both parties.

5.	Collateral

This Note shall be secured by the assets of Amber.

6.	Default

If Amber fails to make any payment when due, or otherwise defaults under the terms of this Note, GroEstate may declare the entire unpaid principal and accrued interest immediately due and payable.

7.	Governing Law

This Note shall be governed by and construed in accordance with the laws of the State of Delaware.

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8.	Signatures

Lender: GroEstate LLC.

By: /s/ Dean Medwid

Name: Dean Medwid

Title: Chief Executive Officer

Borrower: Amber Cloud NV

By: /s/ Madison Cope

Name: Madison Cope

Title: Managing Member

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